Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS FIRST HALF 2009 RAS RESULTS

•                  Revenue for the first half of 2009 amounted to RUB 30,547.3 million which is at an equivalent level compared to the corresponding period last year;

•                  Revenues from data transmission and telematic services more than doubled year on year to RUB 2,539.4 million;

•                  OIBDA(1) decreased by 36.1% year on year to RUB 5,778.3 million, representing an OIBDA margin of 18.9%;

•                  First half 2009 net profit totaled RUB 2,364.4 million representing a year on year decrease of 52.6%.

Moscow — August 5, 2009 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator today announced its unaudited first half 2009 results in accordance with the Russian Accounting Standards (RAS).

Rostelecom’s first half 2009 revenues totaled RUB 30,547.3 million which represents a marginal decrease of 0.1% year on year. The first half of 2009 witnessed an increase in the share of innovative services in Rostelecom’s total revenues and compared to the first half of 2008, the share of data and intelligent network services approximately doubled and amounted to 10% of the total revenue.

Domestic long-distance (DLD) traffic for the reporting period decreased 5.0% year on year to 4,758.3 million minutes(2). First half 2009 DLD & interconnection revenues totaled RUB 13,255.3 million which represents a year on year decrease of 10.2%.

Outgoing international long-distance (ILD) traffic saw a decrease of 7.9% year on year to 862.7 million minutes. ILD revenues from Russian operators and subscribers amounted to RUB 5,630.4 million a decrease of 3.6% compared to the first half of 2008.

The decrease in DLD and OILD traffic and revenue is primarily attributable to the influence of the economic crisis, the growing competition in the long-distance market and the continued migration of long-distance traffic from fixed-line to mobile networks.

For the first half 2009, incoming ILD traffic terminated in Russia decreased by 3.5% year on year while transit traffic from international operators saw a substantial increase of 66.4%. In total, incoming ILD traffic amounted to 1,728.1 million minutes representing a year on year increase of 12.0%. Revenues from international operators for incoming ILD traffic transit and termination rose 21.6% year on year to RUB 3,362.8 million.

Rostelecom’s first half 2009 revenue from other business segments grew by 15.0% year on year to RUB 8,298.8 million. The Company delivered a 1.7 fold increase year on year in revenues from innovative services, including data and intelligent network, to RUB 3,062.0 million. Revenues from data transmission and telematic services totaled RUB 2,539.4 million which represents a dramatic 2.2 fold increase when compared to the corresponding period last year.

Rostelecom’s operating expenses for the accounting period amounted to RUB 26,975.9 million representing a year on year increase of 11.1%. Among other factors, this increase was attributable to the higher payments made to international operators as a results of the Russian Rouble devaluation and growth in international transit traffic.

(1) OIBDA is calculated as total revenues less operating expenses excluding depreciation.

(2) All traffic data provided in the press release is preliminary.

Depreciation for the first six months of 2009 amounted to RUB 2,206.9 million. The 3.2% increase compared to the same period last year is a result of property, plant and equipment additions during 2008.

Operating Income before Depreciation and Amortization (OIBDA) amounted to RUB 5,778.3 million which is a year on year decrease of 36.1%. OIBDA margin amounted to 18.9% compared to 27.6% in the corresponding period last year.

First half 2009 operating profit decreased by 43.4% year on year to RUB 3,571.4 million.

Other gains and losses for the first six months of 2009 totaled a net loss of RUB 575.8 million compared to a net gain of RUB 310.9 million a year ago. There are a number of factors that this loss is attributable to, firstly, provision for allowances contrary to their recovery in H1 2008 as well as the loss from the sale of investments compared to a RUB 440 million net gain on the sale of Golden Telecom’s shares in H1 2008.

As a result, Rostelecom’s first half 2009 net profit amounted to RUB 2,364.4 million, down 52.6% year on year.

Profit and Loss Statement, RUB Million

	6mo 2009	6mo 2008	% change, y-o-y

Revenue	30,547.3	30,587.5	-0.1%

Operating expenses, incl.	(26,975.9)	(24,272.5)	11.1%
Depreciation	(2,206.9)	(2,138.3)	3.2%

OIBDA	5,778.3	8,453.8	-31.6%

Operating profit	3,571.4	6,315.0	-43.4%
Other gains & losses, incl.	(575.8)	310.9	n.a.

Profit (loss) from the sale of financial investments	(78.1)	440.4	n.a.

Profit/ (loss) from revaluation of financial investments	146.2	(236.9)	n.a.

Profit before tax	2,995.6	6,625.9	-54.8%
Profit tax	(631.2)	(1,642.4)	-61.6%

Net Profit	2,364.4	4,983.5	-52.6%

Key ratios

	6mo 2009	6mo 2008

Operating margin, %	11.7%	20.6%

OIBDA margin, %	18.9%	27.6%

Net margin, %	7.7%	16.3%

Balance Sheet, RUB Million

	Jan. 01, 09	Jun. 30, 09	% change, y-o-y

ASSETS

Non-current assets, incl.	39,183.6	39,063.3	-0.3%
Intangible assets	0.4	0.4	n/a
Fixed assets	23,895.6	23,144.6	-3.1%
Construction in progress	7,704.7	7,586.8	-1.5%
Long-term financial investments	3,778.3	4,311.0	14.1%
Deferred tax assets	—	—	n.a
Other non-current assets	3,804.6	4,020.5	5.7%

Current assets, incl.	31,549.2	33,651.9	6.7%
Inventory	447.6	474.7	6.1%
VAT on obtained property	226.9	310.0	36.6%
Accounts receivable	10,541.5	10,221.5	-3.0%
Short-term financial investments	10,997.0	10,388.3	-5.5%
Cash and cash equivalents	9,336.0	12,255.5	31.3%
Other current assets	0.2	1.9	850.0%

BALANCE	70,732.8	72,715.2	2.8%

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	56,480.6	56,719.6	0.4%
Liabilities, incl.	14,252.2	15,995.6	12.2%
Long-term liabilities, incl.	4,337.8	4,508.5	3.9%
Loans due more than in 12 months	3,822.8	3,898.3	2.0%

Short-term liabilities, incl.	9,914.4	11,487.1	15.9%
Loans due less than in 12 months	564.0	568.2	0.7%

BALANCE	70,732.8	72,715.2	2.8%

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru